SIMPSON THACHER & BARTLETT LLP

2475 HANOVER STREET

PALO ALTO, C.A. 94304

TELEPHONE: +1-650-251-5000

FACSIMILE +1-650-251-5002

DIRECT DIAL NUMBER (650) 251-5110	E-MAIL ADDRESS wbrentani@stblaw.com

December 20, 2019

Robert Shapiro

Jim Allegretto

Daniel Morris

Mara Ransom

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: PPD, Inc. - Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of PPD, Inc. (the “Company”), we hereby confidentially submit for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft registration statement on Form S-1 (the “Draft Registration Statement”) confidentially submitted to the Staff on November 12, 2019. The Company has revised the Draft Registration Statement in response to the Staff’s comments in its letter, dated December 12, 2019, relating to the Draft Registration Statement (the “comment letter”), and to otherwise update its disclosure.

The Company is seeking confidential treatment for this submission pursuant to Rule 83 of the Commission. The Company will publicly file the registration statement (as amended, the “Registration Statement”) and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement. For the Staff’s reference, we are providing the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Draft Registration Statement.

In addition, we are providing the following responses to the comment letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

NEW YORK	BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Prospectus Summary, page 1

1.

Please provide a summary description of the reorganization and recapitalization transactions which occurred from May 2017 through May 2019. Succinctly explain how these transactions affected your sponsors’ ownership interests in the company and increased your indebtedness to its current levels. In doing so, please acknowledge the current and continued control that your sponsors, individually and collectively, will have over you by way of their respective levels of ownership of common stock.

The Company has revised its disclosure on pages 7 and 8 in response to the Staff’s comment.

Summary Consolidated Financial Information, page 11

2.

We presume you present Credit Adjusted EBITDA as a Non-GAAP financial measure because the financial covenant is material to your credit agreement. Referencing footnote (7) on page 13, your description of Credit Adjusted EBITDA suggests such measure should be viewed as a performance measure that is used by management. Please tell us and clarify the disclosure to explain if Credit Adjusted EBITDA is used by management as a liquidity measure as opposed to a performance measure. Assuming your credit agreement is a material agreement, the covenant is a material term of the credit agreement and is material to an investor’s understanding of the company’s financial condition and/or liquidity, please also consider disclosing in MD&A:

•	the material terms of the credit agreement including the covenant;

•	the amount or limit required for compliance with the covenant; and

•	the actual or reasonably likely effects of non-compliance with the covenant on the company’s financial condition and liquidity.

Please refer to Item 10(e)(1)(i)(D) of Regulation S-K and Compliance Disclosure and Interpretation on Non-GAAP Financial Measures, revised April 4, 2018, Question 102.09.

The Company respectfully informs the Staff that it does not use Credit Adjusted EBITDA as a material liquidity measure, but rather uses it as a performance measure as described in footnote (8) on page 15. Since the Company’s privatization in 2011, Credit Adjusted EBITDA has been the most closely followed and reported metric the Company and its lenders have used to measure both short and long-term operating and financial performance, as well as to inform the level of achievement against aspects of the Company’s incentive compensation programs. Given the duration of some of these programs, it is anticipated that this metric will continue to be reported in a similar manner until these existing programs and related arrangements are replaced in the future. Although Credit Adjusted EBITDA is required to be reported to the Company’s lenders under its credit facilities and other debt instruments, the Company does not consider it to be a material term of those agreements, including as the Company does not have any borrowings outstanding under its Revolving Credit Facility. To the extent Credit Adjusted EBITDA becomes a material term of the Company’s credit facilities and other debt instruments in the future (for example, if the Company were to borrow on its Revolving Credit Facility), the Company will consider disclosing Credit Adjusted EBITDA in MD&A in its periodic reporting. The Company believes that continuing to disclose Credit Adjusted EBITDA provides greater visibility to investors and is an additional measure for investors, including its lenders whose agreements require the Company to continue to report such metric, to assess the Company’s operating and financial performance. Since the Company does not use Credit Adjusted EBITDA as a material liquidity measure, the Company does not believe disclosure of such metric is subject to the guidance in Question 102.09 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, which is provided as an exception to Item 10(e)(1)(i)(D).

3.

Referencing footnote (c) on page 15, please explain the reason that the adjustment Other Compensation Expense should be excluded in the determination of Adjusted EBITDA and Adjusted Net Income. We note this expense represents recurring incentive compensation bonuses paid in cash to the company’s named executive officers and senior management as part of the Senior Executive Incentive Compensation Plan (SEICP). These bonuses appear to be normal, recurring cash operating expenses necessary to operate your business. Please refer to Item 10(e) of Regulation S-K and Compliance and Discussion Interpretations on Non-GAAP Financial Measures, updated April 4, 2018, Question 100.01.

The Company respectfully advises the Staff that the adjustments in footnote (c) on page 17 related to “other compensation expense” represents the following:

a.

Long-term Incentive Plan (“LTIP”) Compensation. LTIP compensation expense represents a cash-based incentive program for employees at the Senior Director, Director and Associate Director level of employment (i.e., employees below senior management/executive management) who do not participate in the Company’s stock-based incentive compensation plan as discussed in Note 4 to the audited consolidated financial statements included in Amendment No. 1. The LTIP performance targets are based on the Company achieving specified Credit Adjusted EBITDA targets (as defined in the LTIP) and are the same targets utilized for the Company’s performance-based stock options as discussed in Note 4. The awards also include a service condition and are paid out, if and only if, certain levels of achievement of the Credit Adjusted EBITDA target and service conditions are met. Therefore, the LTIP is akin to the Company’s performance-based stock-options via the same performance targets and similar service conditions. Prior to 2012, the employees participating in the LTIP were included in the Company’s stock-based incentive compensation plan. After the Company was taken private in 2011, the Company’s Majority Sponsors determined to exclude these employees from the stock-based incentive compensation plan, instead incentivizing these employees through the LTIP, which is common in transactions in which entities are taken private. Therefore, as the intent of the LTIP is to incentivize the award recipients similar to those recipients receiving stock-based compensation with similar levels of compensation expense, had such recipients received stock-based compensation, the Company has excluded such measure in the determination of Adjusted EBITDA, Adjusted Net Income and Credit Adjusted EBITDA. This treatment is consistent with how the Company has treated such measure with other debt and recapitalization transactions and reporting, including in Credit Adjustment EBITDA reported to investors, since going private. After its initial public offering, the Company expects to replace its LTIP program with stock-based incentive compensation, which the Company believes is consistent with compensation programs of its public peers and would be ordinarily adjusted in determining Adjusted EBITDA, Adjusted Net Income and Credit Adjusted EBITDA.

b.

Special Cash Bonus Compensation. The special cash bonus compensation relates to compensation expense associated with the Company committing to pay special cash bonuses to its option holders with respect to vested and unvested time-based options and vested performance-based options. Such special cash bonuses resulted in a modification of the Company’s stock options. The special cash bonus compensation expense has been excluded in determining Adjusted EBITDA, Adjusted Net Income and Credit Adjusted EBITDA as the awarding of such bonuses are directly related to any return of capital and special cash dividends declared and paid to the Company’s stockholders as required by the Company’s stock-based incentive compensation plans. Such special cash dividends were unusual recapitalization transactions (e.g., borrowing of new debt for payment of a special cash dividend to stockholders) which are not reflective of the Company’s ongoing operating and financial performance. Such special cash bonuses and associated expense would not have occurred except for such recapitalization transactions occurring. Furthermore, the Company is not expected to engage in similar recapitalization transactions as a public entity, further supporting the unusual nature of the special cash bonuses and not a reflection of ongoing operating and financial performance, as well as ongoing expenses necessary to operate the Company’s business.

The Company believes that including “other compensation expense” as adjustments within its Adjusted EBITDA, Adjusted Net Income and Credit Adjusted EBITDA better enables management and investors to evaluate the Company’s operating and financial performance. The Company further advises the Staff that excluding “other compensation expense” as part of its calculation of Adjusted EBITDA and Credit Adjusted EBITDA is consistent with the Adjusted EBITDA and Credit Adjusted EBITDA viewed by management as performance measures and, in the case of Credit Adjusted EBITDA, is also calculated consistent with the Company’s existing credit facilities and other debt instruments. This presentation is also required to be reported under the Company’s credit facilities and the indentures governing certain of its other debt instruments.

We are a holding company with no operations, page 37

4.

We note disclosure that you are a holding company with no material direct operations and no material assets other than ownership of the capital stock of your subsidiaries. In an appropriate section of the filing, please clearly disclose your corporate structure including naming all of your subsidiaries. Please consider including a chart if it is helpful to the discussion. See Item 101(a) of Regulation S-K.

The Company has revised its disclosure on page 9 in response to the Staff’s comment. In addition, the Company will include Exhibit 21.2 when it publicly files the Registration Statement, which will list all of the subsidiaries of the Company.

Our amended and restated bylaws, page 42

5.

Your disclosure states that your forum selection provisions do not apply to actions arising under the Exchange Act and acknowledges uncertainty as to the enforceability of these provisions if applied to Securities Act claims. Please revise to further disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The Company has revised its disclosure on page 44 in response to the Staff’s comment.

Use of Proceeds, page 47

6.

If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Please refer to Instruction 4 to Item 504 of Regulation S-K. To the extent that your sponsors or their affiliates will receive a portion of the proceeds of the offering that are used to discharge indebtedness, please disclose that fact here and in the Certain Relationships and Related Party Transactions and Summary sections of the document.

The Company has revised its disclosure on page 49 in response to the Staff’s comment.

Dividend Policy, page 48

7.

Please revise to describe the ability of your sponsors to control your dividend payments. In this regard, please also disclose that you paid a special dividend of $1.086 billion to your stockholders in May 2019.

The Company has revised its disclosure on page 50 in response to the Staff’s comment.

Intellectual Property, page 109

8.

We note disclosure that you rely on patent, trademark, and copyright laws to protect your intellectual property. With respect to material patents, please describe the scope of your most significant patents and when they will expire. If you do not believe you hold any material patents, please revise your disclosure accordingly.

The Company has revised its disclosure on page 111 in response to the Staff’s comment.

Principal Stockholders, page 160

9.	Please disclose the natural persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by H&F Investors, Blue Spectrum Investor and GIC Investor.

The Company has revised its disclosure on page 167 in response to the Staff’s comment with respect to the H&F Investors.

The Company supplementally advises the Staff that, as disclosed in the Registration Statement, the GIC Investor is indirectly wholly-owned by the Government of Singapore and the Blue Spectrum Investor is indirectly wholly-owned by the Government of the Emirate of Abu Dhabi.

The Company understands from the GIC Investor that no natural person has the individual right to control (or block) voting or investment decisions on behalf of the GIC Investor and, in each case, the group of natural persons involved in voting or investment decisionmaking on behalf of the GIC Investor exceeds three. Consistent with the Staff’s guidance in The Southland Corporation No-Action Letter (July 8, 1987), the GIC Investor has informed the Company that it does not believe that any natural person should be deemed a beneficial owner, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of the shares held by the GIC Investor. Instruction 2 to Item 403 of Regulation S-K makes clear that the disclosure required to be included in the Registration Statement pursuant to Item 403(a) of Regulation S-K regarding each beneficial owner of more than five percent of any class of the Company’s voting securities shall be determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. As such, the Company believes that there are no natural persons who beneficially own, within the meaning of Rule 13d-3, the shares of the Company’s common stock identified as beneficially owned by the GIC Investor in the Registration Statement.

In addition, the Company understands from the Blue Spectrum Investor that no natural person has the individual power to control (or block) voting or investment decisions on behalf of the Blue Spectrum Investor. The Blue Spectrum Investor has informed the Company that it does not believe that any natural person should be deemed a beneficial owner, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of the shares held by the Blue Spectrum Investor.

Consolidated Statements of Stockholders’ Deficit and Redeemable Noncontrolling Interest, page F-6

10.

Please explain to us how you computed the adjustment to paid-in-capital and accumulated deficit for the recapitalization shares issuances and redemptions, respectively. In this regard, please also explain why a share issuance would result in an adjustment to accumulated deficit.

The Company respectfully advises the Staff that the adjustment to paid-in-capital and accumulated deficit for the recapitalization share issuances and recapitalization share redemptions were based on the contractual sequencing of the transactions incurred to effectuate the

Recapitalization in 2017. Adjustments were initially recorded to additional paid-in-capital (in accordance with the guidance discussed below) until additional paid-in-capital was reduced to zero, with the remainder of the adjustment recorded to accumulated deficit in accordance with the relevant accounting guidance. Such transactions include (1) the issuance of shares from cash contributions from the Sponsors and (2) the redemption and deferred issuance of shares from cash distributions to and contributions from the Majority Sponsors. The Company applied the following guidance in ASC 505-30-30-8 and 505-30-30-10 for the recapitalization share redemptions, which notes the following (emphasis added):

505-30

30-8 When a corporation’s stock is retired, or repurchased for constructive retirement (with or without an intention to retire the stock formally in accordance with applicable laws), an excess of repurchase price over par or stated value may be allocated between additional paid-in capital and retained earnings. Alternatively, the excess may be charged entirely to retained earnings in recognition of the fact that a corporation can always capitalize or allocate retained earnings for such purposes. If a portion of the excess is allocated to additional paid-in capital, it shall be limited to the sum of both of the following:

a.	All additional paid-in capital arising from previous retirements and net gains on sales of treasury stock of the same issue

b.

The pro rata portion of additional paid-in capital, voluntary transfers of retained earnings, capitalization of stock dividends, and so forth, on the same issue. For this purpose, any remaining additional paid-in capital applicable to issues fully retired (formal or constructive) is deemed to be applicable pro rata to shares of common stock.

30-10    Gains on sales of treasury stock not previously accounted for as constructively retired shall be credited to additional paid-in capital; losses may be charged to additional paid-in capital to the extent that previous net gains from sales or retirements of the same class of stock are included therein, otherwise to retained earnings.

The Company respectfully further advises the Staff that the adjustment to accumulated deficit for the recapitalization share issuance was directly attributable to the timing of the redemption of the deferred shares in May 2017 (shares were redeemed, cancelled, and payment was deferred), which resulted in an increase to accumulated deficit, and the subsequent deferred share issuance in September 2017 (shares were issued and the deferred payment was made), both of which related to the Majority Sponsors. As the redemption of the deferred shares (akin to a treasury stock transaction) was recorded to accumulated deficit (once additional paid-in-capital was reduced to zero), the Company recorded the issuance of the deferred shares in September 2017 to increase accumulated deficit, such being an offset to the original redemption. Instead of creating negative paid-in-capital with the deferred share redemption and positive paid-in-capital from subsequent issuance, the Company believed it was more transparent to present the amount in excess of paid-in-capital separately as an adjustment to accumulated deficit. In summary, this treatment also aligned with the substance of the transaction being a recapitalization versus a brand new share issuance raising capital from new investors. Finally, the Company further notes that the redemption and deferred share issuance by the Majority Sponsors were contractually bound together as part of the Recapitalization. Included below is a summary of the sequence of the transactions related to the recapitalization share issuances and recapitalization share redemptions on page F-6:

			Common Stock
Step Transaction	Date	Description	Shares	Amount	Additional Paid-in-Capital	Accumulated Deficit	Total Stockholders’ Deficit
		Pre-recapitalization balance			9,162

#1	May 2017	Share issuance (1) (A)	28,435	284	769,916		770,200

#2	May 2017	Redemption of outstanding shares(2) (B)	(48,359)	(484)	(779,078)	(530,314)	(1,309,876)

#3	May 2017	Redemption of outstanding shares - deferred(3) (B)	(73,839)	(738)	—	(1,999,262)	(2,000,000)

#4	September 2017	Issuance of deferred shares(3) (A)	73,832	739	—	1,999,062	1,999,801

		Summary: Total recapitalization share issuances (C=SA)	102,267	1,023	769,916	1,999,062	2,770,001

		Total recapitalization share redemptions (D=SB)	(122,198)	(1,222)	(779,078)	(2,529,576)	(3,309,876)

		Net recapitalization impact (C+D)	(19,931)	(199)	(9,162)	(530,514)	(539,875)

(1)	Represents 28.4 million shares issued in May 2017 for $770.2 million in cash from investment funds affiliated with the Sponsors.

(2)

Represents 48.4 million shares of initial PPD common stock (including PPD restricted stock) issued and outstanding prior to the Recapitalization that were cancelled in May 2017 and converted into $1.3 billion of cash consideration. Such transaction related to the Majority Sponsors and management.

(3)

Represents 73.8 million shares issued and outstanding prior to the Recapitalization that were cancelled in May 2017 and converted into $2.0 billion of deferred cash consideration. The 73.8 million of deferred shares were subsequently issued in September 2017 for $2.0 billion in cash consideration. Such transactions related to the Majority Sponsors.

11.

We note a series of adjustments that increase accumulated deficit relating to payments or potential future payments related to your recapitalization. We also note that the recapitalization adjustment related to the investment portfolio liability was also reflected as an adjustment to net income available to common stockholders of PPD, Inc. For each other adjustment to accumulated deficit relating to the recapitalization, please advise your basis for excluding the adjustment in the computation of net income available to common stockholders.

The Company respectfully advises the Staff that the Recapitalization was an equity transaction, under which the Company first reduced additional paid-in-capital to zero and all excess was recognized as an adjustment to accumulated deficit. The legal transactions were comprised of (1) the issuance and redemption of shares at a negotiated enterprise value of $27.086 per share equity fair value between the new minority Sponsors and the controlling Majority Sponsors, (2) the issuance of new debt (used to redeem a portion of the shares), (3) additional consideration related to the tax benefits from the Recapitalization, and (4) additional contingent consideration related to the Investment Portfolio that was excluded from the negotiated enterprise value, representing the fair value of the Investment Portfolio based on the pre-closing ownership that each of the Pre-Closing Holders was contingently entitled to at the time of the Recapitalization that was not yet paid. The share redemption and share issuance transactions that had a net effect of the Majority Sponsors reinvesting in the Company were considered a single equity transaction in the Company’s capital for accounting purposes. The Company applied the guidance in ASC 450, ASC 470, ASC 505, ASC 805 and ASC 810, as well as interpretive guidance for recapitalization accounting depending on the nature and substance of the transaction (e.g., new equity issuance, debt issuance, etc.) associated with the Recapitalization.

The Company respectfully refers the Staff to the details below for each of the following items that impacted accumulated deficit from the Company’s Consolidated Statements of Stockholder’s Deficit and Redeemable Noncontrolling Interest on page F-6 and the Company’s basis for the corresponding accounting treatment:

•	recapitalization cancellation of treasury stock

•	recapitalization share issuances

•	recapitalization share redemptions

•	recapitalization cash option settlement

•	recapitalization share option settlement

The Company has recognized the above referenced items as direct adjustments to accumulated deficit on the date of the Recapitalization. The adjustments related to the redemption or issuance of the Company’s capital stock or stock options and were required to be charged or credited to accumulated deficit (or additional paid-in-capital first, to the extent a balance was available based on the contractual sequencing of related events) in accordance with the ASC 505-30 guidance referenced in response to Comment No. 10 above as each of the elements of consideration were allocated to each of the items listed above. Entries to accumulated deficit arising from the redemption or issuance of shares or options do not affect earnings per share.

Additionally, the Company respectfully advises the Staff that it has excluded the following adjustments to accumulated deficit from the Company’s Consolidated Statements of Stockholder’s Deficit and Redeemable Noncontrolling Interest on page F-6 in the Form S-1 as an adjustment to net income available to common stockholders of PPD, Inc. for the reasons discussed further below:

•	recapitalization investment portfolio consideration

•	recapitalization tax benefit consideration

•	recapitalization transaction costs

Recapitalization Investment Portfolio Consideration

As discussed in the Company’s response to Comment No. 13 below, the Recapitalization Investment Portfolio Liability represents contingent consideration related to the Investment Portfolio such that the Pre-Closing Holders will be entitled to Additional Recapitalization Consideration based on the cash proceeds received by the Company in the future from the Investment Portfolio, net of taxes and other expenses. The Recapitalization Investment Portfolio Liability represents the net value related to the Investment Portfolio that each of the Pre-Closing Holders was contingently entitled to at the time of the Recapitalization based on the negotiated terms. However, such value was not distributed at the time of the Recapitalization, but was an element of the Company’s legal share redemption step and therefore represents contingent consideration recognized as part of an equity transaction. As additional paid-in-capital had been reduced to zero, the recapitalization investment portfolio consideration was recognized to accumulated deficit at the time of the Recapitalization. Additionally, as the amount that each Pre-Closing Holder is entitled to receive represents a portion of value associated with their economic ownership interest prior to the Recapitalization, the Company concluded that $120.0 million initial recognition of the recapitalization investment portfolio consideration does not represent a “preferred (or deemed) dividend” that would impact the amounts attributable to net income available to common stockholders of PPD, Inc. for the purposes of computing basic or diluted earnings per share (EPS). Additionally, the amount of the initial the recapitalization investment portfolio consideration was allocated based on the proportional ownership at the recapitalization date, such that it does not represent a preferential return, as all Pre-Closing Holders were treated equally.

The Company is recognizing subsequent changes in the contingent consideration for the Recapitalization Investment Portfolio Liability as an adjustment to EPS akin to “deemed dividends” by analogy to the guidance in ASC 480-10-S99-3A. Increases in the liability after the acquisition date and related charges to accumulated deficit were $7.8 million and $97.1 million in 2018 and 2017, respectively. Specifically, ASC 480-10-S99-3A(15)(b) states:

If an equity instrument subject to ASR 268 is not currently redeemable (for example, a contingency has not been met), subsequent adjustment of the amount presented in temporary equity is unnecessary if it is not probable that the instrument will become redeemable. If it is probable that the equity instrument will become redeemable (for example, when the redemption depends solely on the passage of time), the SEC staff will not object to either of the following measurement methods provided the method is applied consistently:

b.

Recognize changes in the redemption value (for example, fair value) immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the instrument.

Further, ASC 480-10-S99-3A(16)(e) states:

For a redeemable equity instrument other than those discussed in (a), (b), and (d) of this paragraph, regardless of the accounting method applied in paragraphs 14 and 15, the amount presented in temporary equity should be no less than the initial amount reported in temporary equity for the instrument. That is, reductions in the carrying amount of a redeemable equity instrument from the application of paragraphs 14 and 16 are appropriate only to the extent that the registrant has previously recorded increases in the carrying amount of the redeemable equity instrument from the application of paragraphs 14 and 15. (Note: this reference is included only to support the EPS analysis; since the Recapitalization Investment Portfolio Liability is a liability, it is possible that it could be reduced below the initial carrying amount.)

Based on the analogy discussed above, the Company assessed the guidance in ASC 480-10-S99-3A(20) which states (emphasis added):

Preferred stock instruments issued by a parent (or single reporting entity). Regardless of the accounting method selected in paragraph 15 and the redemption terms (that is, fixed price or fair value), the resulting increases or decreases in the carrying amount of a redeemable instrument other than common stock should be treated in the same manner as dividends on nonredeemable stock and should be effected by charges against retained earnings or, in the absence of retained earnings, by charges against paid-in-capital. Increases or decreases in the carrying amount should reduce or increase income available to common stockholders in the calculation of earnings per share and the ratio of earnings to combined fixed charges and preferred stock dividends. Additionally, Paragraph 260-10-S99-2, provides guidance on the accounting at the date of a redemption or induced conversion of a preferred stock instrument.

Therefore, based on the guidance above, and because the periodic adjustments to the Recapitalization Investment Portfolio Liability are being classified in equity (see the Company’s responses to Comments No. 13 and No. 14 below), the Company concluded that the subsequent changes in the value of the Recapitalization Investment Portfolio Liability should reduce or increase the numerator in arriving at net income available to common stockholders of PPD, Inc. described above, because future changes are no longer allocated on a proportional basis with the ownership in the Company. The Company also believes that the impact of this accounting model on net income available to common stockholders of PPD, Inc. provides investors with a faithful representation of earnings allocable to non-Pre-Closing Holders, as EPS is the same as it would be if the changes in the value of the Recapitalization Investment Portfolio Liability were included as part of income from operations before income taxes in the Statements of Operations rather than presented in equity.

The Company further considered that in applying the guidance above, Deloitte’s A Roadmap to the Presentation and Disclosure of Earnings Per Share interpretative guidance in Section 3.2.2.5 Connecting the Dots states in part:

The redemption amount of redeemable preferred stock may vary (e.g., it may be the fair value of the preferred stock or it may be based on an index). In these situations, ASC 480-10-S99-3A allows an entity to reverse prior increases in the carrying amount of the preferred stock that resulted from the application of the subsequent-measurement guidance in ASC 480-10-S99-3A. These increases would reverse the “deemed dividends” recorded in prior periods and would be treated as a “deemed contribution” by the preferred stockholder. Thus, the adjustment to net income to arrive at income available to common stockholders in a particular period could be positive (i.e., a “credit” resulting from the reduction of the redemption amount of redeemable preferred stock). However, on a cumulative basis, adjustments to remeasure redeemable preferred stock to its redemption amount may not be negative (i.e., cumulatively, there cannot be a positive adjustment to net income in arriving at income available to common stockholders).

Therefore, the Company believes that decreases to the carrying amount of the Recapitalization Investment Portfolio Liability that result from the application by analogy of ASC 480-10-S99-3A may only be recognized as an increase to the numerator to the extent that such decreases reflect reversals of previously recognized increases to the carrying amount subsequent to initial recognition. That is, an entity should not increase the numerator of the calculation of EPS in a particular period unless the cumulative amount of adjustments to the numerator are still negative.

Recapitalization Tax Benefit Consideration

The recapitalization tax benefit consideration similar to the recapitalization investment portfolio consideration represents additional consideration to be paid to the Pre-Closing Holders as part of the legal redemption of the Company’s shares in the initial step of the Recapitalization. As a result of the Recapitalization, the Company incurred expenses that were recognized in the statement of operations (e.g., settlement of employee stock options, transactions costs that benefit the Company, etc.). Those expenses resulted in tax deductible expenses in the Company’s 2017 tax return and an overall reduction in the income taxes payable. The Company agreed with the Pre-Closing Holders that the economic value of the tax benefits (i.e., reduction in taxes payable) should be considered part of the overall negotiated value that the Pre-Closing Holders were entitled to as part of the overall consideration for the redemption of shares from the initial step of the Recapitalization. Therefore, the Company, consistent with the guidance discussed above, recognized the estimated value as a liability to the Pre-Closing Holders with a corresponding increase to accumulated deficit. The amount of the Recapitalization Tax Benefit Liability owed was allocated based on the proportional ownership at the recapitalization date, such that it does not represent a preferential return, as all Pre-Closing Holders were treated equally.

Based on the pro-rata nature of the Recapitalization Tax Benefit Liability, the Company concluded that this component of the Recapitalization should not result in an adjustment to net income available to common shareholders of PPD, Inc. for the calculation of basic or diluted EPS. The amount to be paid to the Pre-Closing Holders was computed based on the events that occurred prior or at May 11, 2017. The adjustment of $3.2 million recognized in 2018 relates to a refinement of the original amount from finalizing and filing the 2017 tax return, rather than the result of new events that happened subsequent to the Recapitalization. Therefore, the Company concluded that that adjustment should not impact the calculation of basic or diluted EPS calculations.

Recapitalization Transaction Costs

The recapitalization transaction costs charged to accumulated deficit were paid by the Company for the benefit of the investors in the Recapitalization, and not for the benefit of the Company. Therefore, the Company has appropriately excluded these costs from net income available to common stockholders of PPD, Inc. in accordance with following guidance from SAB Topic 1.B. and SAB Topic 5.T, as well as Deloitte’s A Roadmap to Accounting for Business Combinations, Section 6.7.1, Transaction Costs in a Recapitalization (emphasis added):

Further, we believe that if the fees are incurred by a new investor, those costs should not be recognized in the financial statements of the entity undergoing the recapitalization unless they were incurred by the investor on the entity’s behalf. We believe that entities should consider the guidance in SAB Topic 1.B and SAB Topic 5.T in determining whether such costs were incurred on behalf of, and for the benefit of, the entity.

The Company performed an analysis for all transaction costs incurred and determined that $51.2 million was related to costs incurred for the benefit of the Company and were accordingly recognized as recapitalization expenses on its Consolidated Statements of Operations. The remaining $7.2 million of expenses were incurred for the benefit of the new investors and were therefore recognized as an adjustment to equity consistent with the guidance above. The Company has also excluded the $7.2 million of recapitalization transaction costs that were recorded as part of the Recapitalization from net income available to common stockholders of PPD, Inc. as such costs do not represent a “preferred (or deemed) dividend” for the purposes of calculating basic or diluted earnings per share.

Based on the analysis above, the Company concluded that exclusive of the subsequent changes in the Recapitalization Investment Portfolio Liability, all other items described above based on their nature are part of the Recapitalization, and do not represent a preferential return to the Pre-Closing Holders that would result in adjustments to the calculation of net income available to common stockholders of PPD, Inc. for the purpose of calculating basic or diluted EPS.

Note 2. Recapitalization Transaction, page F-22

12.

You state “...the Company recognized $52.2 million of stock-based compensation expense for the vesting and cash settlement of initial PPD Options.” We interpret such statement to mean your Statement of Operations included stock compensation expense for this amount. However, we note on page F-6 that $52.2 million of Recapitalization cash option settlement was recognized as a reduction to Paid-in-Capital. Please clarify where in the financial statements you classified the $52.2 million of stock-based compensation expense. If included in the Statement of Operations, please explain the nature of the adjustment to Paid-in-Capital and provide the complete journal entries to record the PPD Option Consideration and the Special Cash Bonuses.

The Company respectfully advises the Staff that the $52.2 million of stock-based compensation expense is included as a component of the recapitalization costs on its Consolidated Statements of Operations. The Company has revised its disclosure on page F-22 in response to the Staff’s comment to clarify that the stock-based compensation expense has been included as a component of the recapitalization costs. Additionally, the Company respectfully advises the Staff that the adjustment to additional paid-in-capital on page F-6 reflects the cash settlement of the initial PPD Options, subsequent to the Company recognizing the $52.2 million of stock-based compensation expense, in accordance with ASC 718-20-35-7 which notes, “The amount of cash or other assets transferred (or liabilities incurred) to repurchase an equity award shall be charged to equity, to the extent that the amount paid does not exceed the fair value of the equity instruments repurchased at the repurchase date…” The entries to record the stock-based compensation expense and cash settlement of the initial PPD Options were as follows:

Entry #1: To record stock-based compensation expense:

Debit:	Stock-based compensation expense(1)	$52.2 million

Credit:	Additional paid-in-capital(2)	(52.2) million

(1) Remaining and incremental stock-based compensation expense recorded as a component of recapitalization costs on its Consolidated Statements of Operations.

(2) Recorded as a component of stock-based compensation expense on the Consolidated Statements of Stockholders’ Deficit and Redeemable Noncontrolling Interest. The amount above is part of the $74.3 million of stock-based compensation expense presented on page F-6.

Entry #2: To cash settle the initial PPD Options:

Debit:	Additional paid-in-capital(3)	$52.2 million

Debit:	Accumulated deficit(3)	142.3 million

Credit:	Cash	(194.5) million

(3) Recorded as recapitalization cash option settlement on the Consolidated Statements of Stockholders’ Deficit and Redeemable Noncontrolling Interest. The incremental impact to accumulated deficit represents the adjustment to equity after additional paid-in-capital was reduced to zero and reflects the fair value impact of the settlement of outstanding options through the option holders participating with the Company’s owners in the Recapitalization.

The Company also respectfully advises the Staff that the entries to record the remaining Special Cash Bonuses expense was to debit compensation expense (or liability) and credit cash upon payment of the Special Cash Bonuses.

Recapitalization Investment Portfolio Liability, page F-23

13.

You indicate that the initial recognition of the “Recapitalization Investment Portfolio Liability” resulted in an increase to your accumulated deficit in accordance with the accounting guidance for contingent consideration for an equity transaction. Please explain in detail the authoritative GAAP source for recapitalization accounting that you relied upon, your rationale for characterizing such potential payments as contingent consideration and the GAAP support for your accounting of such potential payments as contingent consideration for an equity transaction. Please be detailed in your analysis. We may have further comment.

The Company respectfully advises the Staff that the Recapitalization Investment Portfolio Liability met the definition of contingent consideration based on the steps of the Recapitalization, and it was acceptable to initially record the liability in accordance with ASC 450-20, with the offsetting side of the entry classified in equity as part of part of the cost of redeeming outstanding shares (part of the entries described in the Company’s response to Comment No. 10 above). It is also acceptable to record subsequent changes in the liability in equity as a further adjustment to the ultimate cost of the shares redeemed in the Recapitalization. The Company determined that although the contingent consideration has the substance of a residual interest in certain assets of the Company, it did not represent a legal form of equity of the Company; therefore it could not be presented within temporary or permanent equity when recognized.

In reaching this conclusion, the Company considered that there is no explicit authoritative guidance that addresses how to account for contingent consideration associated with an equity recapitalization transaction. Therefore, the Company was required to analogize to other guidance that is relevant under the circumstances.

First, the Company assessed the appropriateness of determining that the Recapitalization Investment Portfolio Liability met the definition of contingent consideration by considering the definition provided in the ASC Master Glossary stating (emphasis added):

Usually an obligation of the acquirer to transfer additional assets or equity interests to the former owners of an acquiree as part of the exchange for control of the acquiree if specified future events occur or conditions are met. However, contingent consideration also may give the acquirer the right to the return of previously transferred consideration if specified conditions are met.

The Company notes that the definition of contingent consideration in the ASC Master Glossary was written in the context of business combination transactions. As such, we further considered the guidance in Deloitte’s A Roadmap to Accounting for Business Combinations—Appendix C.2.2 – Accounting for Asset Acquisitions in A Roadmap to Accounting for Business Combinations (the “Deloitte Asset Acquisition Appendix”) with respect to the relevance of contingent consideration in other transactions, which states in part (emphasis added):

While that definition applies to contingent consideration issued in a business combination, contingent consideration may also be issued in an asset acquisition. The acquiring entity should assess the terms of the transaction to determine whether consideration payable at a future date is contingent consideration or seller financing. If the payment depends on the occurrence of a specified future event or the meeting of a condition and the event or condition is substantive, the additional consideration should be accounted for as contingent consideration. If the additional payment depends only on the passage of time or is based on a future event or the meeting of a condition that is not substantive, the arrangement should be accounted for as seller financing.

Based on the above, it is appropriate to conclude that the Recapitalization Investment Portfolio Liability has the substance of and meets the definition of contingent consideration as the term is defined in the ASC Master Glossary because it is an obligation to provide the Pre-Closing Holders (the “former owners”) with additional assets if specific future events occur (e.g., distributions from the Investment Portfolio). Additionally, the Company believes it would be appropriate to analogize to the accounting alternatives acceptable in practice for contingent consideration associated with asset acquisitions. We understand such an analogy has been used in practice for contingent consideration related to other types of equity transactions, such as transactions to acquire a non-controlling interest issued by a subsidiary (the Company’s equity transaction was the acquisition of “controlling” rather than non-controlling shares).

As described in Note 2 of the audited consolidated financial statements included in Amendment No. 1, the Pre-Closing Holders are eligible to receive contingent consideration, if any, from the Investment Portfolio at the time of the Recapitalization as part of the initial legal share redemption step, as that value was excluded from the enterprise value (and the per share equity value) that was negotiated at the time of the Recapitalization. That is, upon the Company receiving cash proceeds from the Investment Portfolio, net of relevant taxes and other expenses, the Pre-Closing Holders are entitled to receive any excess additional consideration from such future proceeds.

Next, the Company determined the appropriate initial measurement for this component of the Recapitalization. In making this determination, the Company considered that in 2009 the EITF took on a project to address contingent consideration for other transactions that were not business combinations in EITF No. 09-02 Research and Development Assets Acquired and Contingent Consideration Issued in an Asset Acquisition. As part of the project as noted in EITF Issue No. 09-02 Issue Summary Supplement 1, the EITF considered the following alternative views with respect to accounting for contingent consideration in an asset acquisition, which are relevant to the Company’s fact pattern (emphasis added):

View A: All contingent consideration in an asset acquisition shall be measured at its acquisition-date fair value, regardless of whether the asset acquisition includes research and development assets. The fair value of the contingent consideration would be allocated to the individual assets acquired or liabilities assumed based on their relative fair values as described in Appendix D of Statement 141(R). Subsequent to initial measurement, changes in the fair value of contingent consideration would be accounted for in accordance with paragraph 65 of Statement 141(R).

View B: Contingent consideration should generally be included in the initial measurement of the cost of the acquired assets only if the contingent consideration is required to be recognized by specific authoritative guidance. However, if an asset acquisition involves a contingent consideration arrangement in which the fair value of the acquired assets exceeds the acquirer’s initial cost, an amount equal to the lesser of the following shall be recognized as a liability:

a.	The maximum amount of contingent consideration not otherwise recognized; and

b.	The excess of the acquired net assets over the initial cost measurement (including contingent consideration otherwise recognized).

When a contingency is resolved relating to a liability recognized, and the consideration is issued or becomes issuable, any excess of the fair value of the contingent consideration issued or issuable over the amount that was recognized as a liability shall be recognized as an additional cost of the acquisition. If the amount initially recognized as a liability exceeds the fair value of the consideration issued or issuable, that excess shall reduce the cost of the asset acquisition.

View C: Contingent consideration shall be accounted for in accordance with then existing U.S. GAAP (continue Opinion 16 approach). That is, if the contingent consideration does not meet the definition of a derivative, then the contingent consideration arrangement is recognized only when the contingency is resolved and the consideration is paid or becomes payable. This amount would be included in the measurement of the cost of the acquired asset or group of assets as applicable. View C is based on the framework that as no guidance is provided in ASC 805-50 on accounting for contingent consideration that does not meet the definition of a derivative in an asset acquisition, following previously existing guidance in paragraph 27 of Statement 141 (which is consistent with the recognition and measurement guidance in ASC 805-50) provides for a cost accumulation and allocation model that is reasonable.

Although the EITF did not reach a final consensus on this topic, the Company considered the guidance provided in the Deloitte Asset Acquisition Appendix to be relevant to its accounting conclusions. Such appendix states (emphasis added):

ASC 805-50 states only that any liabilities incurred by the acquiring entity are part of the cost of the asset acquisition; it does not provide any specific guidance on accounting for contingent consideration in an asset acquisition. However, in EITF Issue 09-2, the Task Force addressed contingent consideration in an asset acquisition. While a final consensus was not reached, the minutes from the September 9–10, 2009, EITF meeting state that “the Task Force reached a consensus-for-exposure that contingent consideration in an asset acquisition shall be accounted for in accordance with existing U.S. GAAP” as follows:

•	ASC 815 requires recognition of “contingent consideration [that meets] the definition of a derivative” at fair value.

•	ASC 450 may “require recognition of [a liability for] contingent consideration if it is probable that a liability has been incurred and the amount of that liability can be reasonably estimated.”

•	ASC 323-10 “may require the recognition of the contingent consideration if it relates to the acquisition of an investment that is accounted for under the equity method.”

The minutes also state that when contingent consideration related to an asset acquisition is recognized at inception, “such [an] amount would be included in the initial measurement of the cost of the acquired assets.”

Therefore, by analogy to the accounting frameworks discussed above, the Company believes that in the context of contingent consideration associated with an equity transaction, an entity can elect an accounting policy based on one of the three accounting frameworks discussed above. The Company has elected to apply the ASC 450-20 framework (View B), and will apply it consistently to similar fact patterns.

With respect to recognition of a liability under a loss contingency model, ASC 450-20-25-2 states the following (emphasis added):

An estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

a.

Information available before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. Date of the financial statements means the end of the most recent accounting period for which financial statements are being presented. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b.	The amount of loss can be reasonably estimated.

The purpose of those conditions is to require accrual of losses when they are reasonably estimable and relate to the current or a prior period.

The Investment Portfolio is accounted for at fair value and was carried at $208.2 million at the date of the Recapitalization. The eventual proceeds from distributions received on, or disposal of, the Investment Portfolio, net of relevant taxes and other expenses, must be distributed to the Pre-Closing Holders pursuant to the Recapitalization Investment Portfolio Liability. That liability was generated as a result of the Recapitalization, because such provisions were granted to the Pre-Closing Holders as part of the Recapitalization and excluded from the $27.086 value assigned per share. We concluded the probable and reasonably estimable criteria for recognition identified in ASC 450 have been met such that the contingent consideration should be reflected as a liability with the initial recognition as a component of the Recapitalization. We also observe that it would not be representationally faithful to recognize the fair value of the Investment Portfolio and not at the same time recognize the proportion of such assets due to the holders of the Recapitalization Investment Portfolio Liability. Please refer to the Company’s response to Comment No. 11 above for the discussion regarding the treatment of the initial recognition as an increase to its accumulated deficit.

Finally, the Company considered the appropriate accounting framework in reflecting subsequent changes in the value of the Recapitalization Investment Portfolio Liability. As noted above, the Company determined that there is no specific authoritative guidance that is applicable to the recognition of contingent consideration associated with an equity transaction. In its assessment, the Company considered by analogy the practices that entities have followed when accounting for contingent consideration of other equity transactions such as (1) the acquisition/disposal of a non-controlling interest, (2) contingent consideration of asset acquisitions under ASC 805-50, or (3) contingent consideration in a business combination under ASC 805-20. Below is the Company’s assessment of the different accounting frameworks considered.

View A: Subsequent measurement changes should be reflected in earnings.

Proponents of View A believe the accounting should be consistent with the accounting for contingent consideration in a business combination. In support of this view, proponents of View A point to paragraph B357 of Statement 141(R), which indicates that subsequent changes in the fair value of a liability for contingent consideration reflect changes directly related to post-acquisition events and circumstances, and that those events and circumstances do not affect the measurement of the consideration at the acquisition date.

View B: Subsequent measurement changes should be reflected in shareholders’ equity.

Proponents of View B believe that reflecting subsequent changes in the value of the contingent consideration arrangement within shareholders’ equity (including a final adjustment at settlement or expiration) most faithfully represents the ultimate economic cost of the reacquisition of equity interests as part of the Recapitalization. Contingent consideration arrangements are commonly used by buyers and sellers to reach an agreement on the price of an equity interest and have the effect of the buyer and seller sharing the risks and uncertainties regarding future outcomes. The final settlement of the arrangement dictates the actual economic cost to the buyer. Reflecting the final value of the consideration transferred within shareholders’ equity is consistent with the general principle in ASC 505 and 810 that the acquisition of either controlling equity or a noncontrolling interest should be reflected entirely as an equity transaction.

Proponents of View B further support their view on the basis that the accounting for the acquisition of the noncontrolling interest is analogous to the accounting for the acquisition of an equity method investment. ASC 323-10-35-14A requires the amounts paid or received related to the resolution of a contingent consideration arrangement to be reflected as an adjustment to the cost of the equity interest. Similarly, such accounting would also be analogous to the model under alternative Views B and C in the EITF’s consideration of the accounting for contingent consideration in an asset acquisition as discussed above within this response to Comment No. 13 (see bolded text in the excerpts from Issue 9-02). In those models, the liability when recognized would result in an adjustment to the cost basis of the assets acquired, which by analogy in this case would be the cost basis of the equity interests reacquired in the Recapitalization.

As there is no definitive U.S. GAAP on point, the Company concluded that both approaches would be acceptable and both approaches have been applied in practice in the context of other equity transactions by other entities. Therefore, for the reasons stated under View B, the Company concluded that it is acceptable to recognize subsequent changes in the amount of the Recapitalization Investment Portfolio Liability through equity.

Note 7. Other Investments, page F-39

14.

We note from page F-15 that you record changes in the fair value of the “other” investments in limited partnerships as a component of gain (loss) on investments in the statement of operations. We also note from page F-23 that the Pre-Closing Holders are entitled to receive the Recapitalization Investment Portfolio Liability and that initial recognition and changes in the Recapitalization Investment Portfolio Liability are recorded directly to accumulated deficit. We finally note from the above referenced disclosure that Auven and venBio are recorded at fair value and comprise the majority of the Company’s Investment Portfolio from the Recapitalization. It appears from your description that the change in the fair value of such investments accrues to the Pre-Closing Holders as opposed to post-closing shareholders. Please explain in detail what consideration you gave to classifying the adjustment to the Recapitalization Investment Portfolio Liability in the Statement of Operations similar to recognition of the related fair value adjustment relating to such investments.

The Company respectfully advises the Staff that the Company is the beneficial owner of the investments in Auven and venBio. Therefore, they are assets of the Company and are reported at fair value with changes in fair value recognized in its Consolidated Statements of Operations because the Company has elected the fair value option for both investments; otherwise these investments would have been accounted for under the equity method.

As it relates to the accounting for the Recapitalization Investment Portfolio Liability, the Company refers to responses for Comments No. 11 and No. 13 above for the basis for its accounting.

The Company respectfully advises the Staff that although one could infer that because of the way the Recapitalization Investment Portfolio Liability is determined, and that the ultimate settlement would be triggered by distributions received from, or the disposal of, investments in Auven and venBio, the fair value of the investments accrues to the Pre-Closing Holders. However, as discussed above, the Company is the beneficial owner of the investments, and is entitled to any distributions or proceeds received from disposals of the Investment Portfolio. The Company further notes that the Pre-Closing Holders do not have any legal rights to the investments, but rather to the contingent consideration associated with the Recapitalization Investment Portfolio Liability which is based in part on those investments and as such is reflected in the contingent consideration associated with the Recapitalization.

Finally, the Company respectfully advises the Staff that as discussed in Comment No. 13, the Company concluded that it would have been an acceptable alternative accounting policy to recognize the subsequent change in value of the Recapitalization Investment Portfolio Liability through earnings, rather than through equity. However, in reaching the conclusion to recognize the subsequent changes through equity, the Company considered that it was establishing an accounting policy to be applied consistently to similar equity transactions. Therefore, the Company determined its accounting policy based on a broad view of contingent consideration arrangements that the Company may enter into in the future other than in business combinations.

Although changes in the fair value of the Investment Portfolio are included in net income and changes in the Recapitalization Investment Portfolio Liability are included in equity, both items affect earnings per share attributable to common stockholders of PPD, Inc. in opposite directions. That is because the Company adjusts net income available to common stockholders of PPD, Inc. for changes in the Recapitalization Investment Portfolio Liability as described in the Company’s response to Comment No. 11.

Note 9. Goodwill and Intangible Assets, net, page F-42

15.

Your disclosure under this heading indicates one reporting unit’s expected cash flows decreased in 2016 and 2018 due to lower forecasted margin and identifies a different reporting unit whose expected cash flows decreased in 2017 due to lower forecasted margins. You state that both reporting units are part of your Clinical Development Services segment. You also provide disclosure regarding the fair value of Reporting Unit A which is not defined. We are unclear on how the cited items of disclosure are related to the fair value disclosure of Reporting Unit A. If our understanding is unclear, please explain. Otherwise, please review the disclosure with a view toward clarification.

The Company respectfully advises the Staff that it has revised its disclosure on page F-42 in response to the Staff’s comment to clarify that Reporting Unit A represents the fair value of the reporting unit in 2018 that was impaired.

Note 6. Special Cash Dividend and Option Modifications, page F-89

16.

Please provide the journal entry(s) and related description to record the special cash bonus of $43.7 million, compensation expense and any future journal entries. Please explain how you calculated compensation expense of $13.1 million for the six months ended June 30, 2019 and the reduction to paid-in-capital for $14.7 million on page F-77. Please ensure your explanation of present and future journal entry(s) is consistent with your disclosure regarding the special cash dividend and option modification.

The Company respectfully advises the Staff that the special cash bonus to the Company’s option holders represents a modification to the Company’s vested and unvested time-based and vested performance-based options which resulted in (1) an immediate cash settlement of a portion of the option (“Cash Settlement Award”) paid in May 2019, (2) a liability-classified cash compensation award to be paid in 2020 and 2021, subject to service vesting requirements (“Fixed Liability Award”), and (3) a modified equity option (“Modified Equity Award”).

In calculating the expense and recording the journal entries for the Cash Settlement Award, Fixed Liability Award, and Modified Equity Award (collectively, the “Awards”), the Company considered (1) the increase in fair value of the Awards as a result of the option modification, which resulted in incremental compensation expense, (2) the current and remaining vesting status of the Awards, as applicable and (3) previously recognized stock-based compensation expense. The entries to record the special cash bonus and option modification were as follows:

Entry No. 1: To record the impact of the Cash Settlement Award:

Debit:	Compensation expense(1)	$5.8A million

Debit:	Additional paid-in-capital(2)	8.8B million

Credit:	Cash	(14.6) million

(1) Incremental compensation expense from the modification which is recorded as a component of direct costs or selling, general, and administrative expenses on the Condensed Consolidated Statements of Operations.

(2) Reflects the reduction in additional paid-in-capital for the partial cash settlement of the Modified Equity Award. Such amount represents stock-based compensation expense previously recognized. Recorded as a component of modification of stock option awards to cash and liability awards on the Condensed Consolidated Statements of Stockholders’ Deficit and Redeemable Noncontrolling Interest.

Entry No. 2: To record the impact of the Fixed Liability Award:

Debit:	Compensation expense(3)	$5.5A million

Debit:	Additional paid-in-capital(4)	5.9B million

Credit:	Long-term liability(5)	(11.4) million

(3) Incremental compensation expense from the modification related to prior vesting of such awards which is recorded as a component of direct costs or selling, general, and administrative expenses on the Condensed Consolidated Statements of Operations.

(4) Reflects the reduction in additional paid-in-capital for the reclassification of previously recognized stock based-compensation expense now recorded as a Fixed Liability Award as a result of the modification. Recorded as a component of modification of stock option awards to cash and liability awards on the Condensed Consolidated Statements of Stockholders’ Deficit and Redeemable Noncontrolling Interest.

(5) Reflects the long-term liability recorded as of June 30, 2019, for the special cash bonus to be paid in September 2020 and 2021, respectively. Recorded as other liabilities on the Condensed Consolidated Balance Sheets.

Entry No. 3: To record the impact of the Modified Equity Award:

Debit:	Stock-based compensation expense(6)	$1.8A million

Credit:	Additional paid-in-capital	$(1.8)B million

(6) Incremental stock-based compensation expense recorded as a component of direct costs or selling, general, and administrative expenses on the Condensed Consolidated Statements of Operations.

The Company also respectfully advises the Staff that future journal entries for the Fixed Liability Award or Modified Equity Award will be to increase compensation expense and the long-term liability or stock-based compensation expense and additional paid-in-capital, respectively, over the remaining vesting periods of each of the awards. As noted above, the Fixed Liability Awards will be paid out in 2020 and 2021, in cash. The Company has updated its disclosure on page F-92 to note the expected future compensation expense for the modification of the stock options and the special cash bonus will be $18.7 million as of September 30, 2019. The $18.7 million is calculated as follows:

Total special cash bonus	$43.7 million
Less: reclass to additional paid-in-capital for previously recognized expense (Sum B’s)	(14.7) million

Cash compensation expense (Cash Settlement and Fixed Liability Awards)	29.0 million

Plus: Modified Equity Award stock-based compensation expense	5.8 million

Total expected compensation expense	34.8 million

Less: compensation expense recognized – for the six months ended June 30, 2019 (Sum A’s)	13.1 million
Less: compensation expense recognized – for the three months ended September 30, 2019	3.0 million

Remaining compensation expense – as of September 30, 2019	$18.7 million

17.

Please explain in detail how you calculated the allocation between Paid-in-Capital and Accumulated Deficit of $37.987 million and $1.048 billion related to the line item entitled “Return of capital and special dividend to stockholders.”

The Company respectfully advises the Staff that there is no specific GAAP guidance on the recognition of dividends on nonredeemable equity securities when an entity has an accumulated deficit. Therefore, the Company has an accounting policy where it analogizes to the guidance on redeemable equity securities in ASC 480-10-S99-3A (21) which states “….the resulting increases or decreases in the carrying amount of redeemable common stock should be treated in the same manner as dividends on nonredeemable stock and should be effected by charges against retained earnings or, in the absence of retained earnings, by charges against paid-in-capital,” and recognizes the return of capital and special dividends as an increase in accumulated deficit only after additional paid-in-capital is reduced to zero. The calculation of the allocation between additional paid-in-capital of $37.987 million and accumulated deficit of $1.048 billion was based on the current balance of additional paid-in-capital in May 2019, recorded subsequent to the applicable modification entries as described in response to Comment No. 16, and prior to the payment of the special dividend to the Company’s stockholders, additional paid-in-capital was reduced to zero, with the remainder of the payment of the special dividend resulting in an increase to the Company’s accumulated deficit. The additional paid-in-capital balance of $2.2 million as of June 30, 2019 was a result of subsequent issuances of common stock for stock option exercises and stock-based compensation expense recorded during the remainder of that quarter.

General

18.	Please update your financial statements to September 30, 2019 in accordance with Item 8-08 of Regulation S-X.

The Company has updated its unaudited condensed consolidated financial statements included in Amendment No. 1 to September 30, 2019 in response to the Staff’s comment.

19.

We note references throughout your prospectus to third-party sources (including references to awards and other recognition received from various organizations). Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this fact. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors. Lastly, please ensure that all graphics, and related source information, are legible to readers.

We have provided to the Staff supplemental copies of the third-party source materials referenced throughout Amendment No. 1, marked to highlight the sections relied upon and cross-referenced to the applicable page in Amendment No. 1. The Company did not fund or was otherwise affiliated with any of the studies or reports cited. The supplemental materials provided to the Staff indicate which reports and articles are publicly available without cost or at a nominal expense to investors. The Company has also revised the sizing of the graphics and related source information in Amendment No. 1 to ensure that they are legible to readers in response to the Staff’s comment.

* * * * * * *

Please call me (650-251-5110) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ William B. Brentani
William B. Brentani

cc:	B. Judd Hartman, Executive Vice President, General Counsel and Chief Administrative Officer, PPD, Inc.

Jason M. Licht, Latham & Watkins LLP